

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 22, 2009

Mr. Bing HE
Chief Executive Officer and Chief Financial Officer
China Digital Ventures Corporation
Room B209-1, Jinhui Business Center
No 537 Zinaggang Zhong Road, Haizhu District
Guangzhou, China

> **Re: China Digital Ventures Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 24, 2008**
> **Forms 10-Q for the Quarterly Periods ended December 31, 2008, March 31,**
>   **2009, and June 30, 2009**
> **File No. 3-146727**

Dear Mr. HE:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 1. Business, page 1

1. We note that the company realized revenues of $11,951 for the year ended September 30, 2008. We further note your disclosure on page four that you have "begun the sales of

telecom services."' However, you state on page two that you have not yet fully developed your website, which you need to be "fully capable" as an e-commerce platform. Please expand your disclosure to identify the sources of your revenues and describe the business you are currently conducting.   See Item 101(h)(4) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

2. Please revise here and in your Forms 10-Q, as appropriate, to discuss the operations of the current fiscal year or period as compared to the prior fiscal year or period.

Financial Statements

General

3. Revise your Condensed Statements Operations and your Condensed Statements of Cash Flows to present the audited period from March 26, 2007 (Inception) to September 30, 2007. In addition have your independent auditor revise their opinion to cover the period from March 26, 2007 to September 30, 2007 in regards to the statements of operations, stockholder's deficit, and cash flows. Please remove "Condensed" from the heading. Condensed financial statements are permitted for interim financial statements but not for annual audited financial statements.

4. Revise your Forms 10-Q for the quarterly periods ended December 31, 2008, March 31, 2009, and June 30, 2009 to present both the three month and year to date period (where applicable) for the previous corresponding periods in your consolidated income statements of operations and your consolidated statements of cash flows.

Item 9A. Controls and Procedures, page 20

5. We note that your Form 10-K did not include your assessment of internal control over financial reporting as required by Item 308T of Regulation S-K. Please revise your disclosure to indicate whether you have completed the required assessment and, if applicable, disclose management's conclusion regarding the effectiveness of your internal control over financial reporting for the period ending September 30, 2008. Please note that failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. See Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please also disclose the statement required by Item 308T(a)(4) of Regulation S-K.

6. We note your disclosure on page 20 that management evaluated the effectiveness of your

disclosure controls and procedures. Please revise your disclosure to clearly state whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of September 30, 2008. See Item 307 of Regulation S-K. If management concluded that disclosure controls and procedures were effective, further disclose in reasonable detail the basis for such conclusion in light of the fact that management was unable to issue its report on the effectiveness of your internal control over financial reporting.

Directors, Executive Officers and Corporate Governance, page 22

7. Please expand your disclosure regarding the background of your officers and directors to include all of the information required by Item 401(e) of Regulation S-K, including, for example, the name and principal business of each corporation or organization by which each individual was employed during the past five years.

Auditors; Code of Ethics…, page 23

8. In your revised filing please disclose why you have not adopted a code of ethics. See Item 406(a) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 29

9. We note your disclosure on page F-13 that the company owes approximately $20,000 to a director. Please file all notes or agreements evidencing any loans with directors or officers as exhibits to your amended filing. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Signatures, page 30

10. Please note that the Form 10-K should be signed by your controller or principal accounting officer. See General Instruction D.2 to Form 10-K.

Exhibit 31

11. The certification provided by Mr. Bing and filed as exhibit 31 omits the introductory language in paragraph four that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting as well as the language required to be included in paragraph four (b) regarding the design of internal control over financial reporting. Please file an amended certification with this language. See Item 601(b)(31) of Regulation S-K.

Forms 10-Q for the quarterly periods ended December 31, 2008, March 31, 2009, and June 30, 2009

Financial Statements

General

12. Revise your Forms 10-Q for the quarterly periods ended December 31, 2008, March 31, 2009, and June 30, 2009 to present both the three month and year to date period (where applicable) for the previous corresponding periods in your consolidated income statements of operations and your consolidated statements of cash flows.

Item 4. Controls and Procedures

13. As noted above, management's failure to complete its review of your internal control over financial reporting as of the end of your fiscal year rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. See Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please tell us when management completed its assessment of your internal control over financial reporting. If such assessment was not completed prior to December 31, 2008, March 31, 2009 or June 30, 2009, please tell us in reasonable detail the basis for management's conclusion that your disclosure controls and procedures were effective for such fiscal period in light of the fact that management was unable to issue its report on the effectiveness of your internal control over financial reporting.

Form 10-Q for the quarterly periods ended June 30, 2009

Subsequent Events, page 13

14. We note you issued 2 million common shares to acquire a 79% interest in China Integrated Media Corporation. Tell us why you have not included the disclosures of the transaction as required by Paragraphs 67-73 of SFAS 141R.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffat, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

/s Robert Bartelmes, for
Larry Spirgel
Assistant Director